United States securities and exchange commission logo





                               September 14, 2021

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
12, 2021
                                                            CIK No. 0001876766

       Dear Mr. Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted August 12, 2021

       Cover Page

   1.                                                   Please provide
prominent disclosure about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China. Your
                                                        disclosure should make
clear whether these risks could result in a material change in your operations and/or the
value of your securities or could significantly limit or completely hinder your ability to
offer or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address
 Ya Li
Lichen China Ltd.
September 14, 2021
Page 2
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         has or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Cayman Islands holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in your
         Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.
3. On the Prospectus Cover Page, clearly disclose how you will refer to the holding company and its subsidiaries when providing disclosure throughout your filing, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting your business operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing their interest.
Prospectus Summary, page 1

4. In your prospectus summary, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including your subsidiaries, to the parent company and U.S. investors.
5. As applicable, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors.
       State whether you or your subsidiaries are covered by permissions requirements from the
FirstName LastNameYa Li
       CSRC, CAC or any other entity that is required to approve your operations, and state
Comapany    NameLichen
       affirmatively     China
                     whether youLtd.
                                  have received all requisite permissions and
whether any
       permissions
September   14, 2021have
                     Pagebeen
                          2 denied.
FirstName LastName
 Ya Li
FirstName LastNameYa  Li
Lichen China Ltd.
Comapany 14,
September NameLichen
              2021    China Ltd.
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Summary of Risk Factors
Risks Relating to Doing Business in China, page 8

6. We note your summary discussion of the risks related to doing business in China. Please enhance your discussion of these risks to specifically discuss, with cross-references to the more detailed discussion of these risks in the prospectus, risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The Offering, page 12

7. Please revise this section to add disclosure regarding your dual-class capital structure and the disparate voting rights of your Class A and Class B ordinary shares.
Risk Factors, page 13

8. We note the recent issuance of the Opinions on Further Alleviating the Burden of
         Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State
         Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply.
Risks Relating to Our Business and Operations
"Our business, financial condition and results of operations may be affected . .. .", page 13

9. We note your risk factor disclosure on the novel coronavirus (COVID-19) pandemic. In light of the time that has passed since the initial outbreak in December 2019, please expand your disclosure to tell us whether the outbreak has had a material impact on your business operations and service provisions to your customers in 2020. For example, please disclose if you or any of your "Partnered Institutions," external experts, or material suppliers have been impacted by any lockdown measures and/or travel restrictions, as well as whether the pandemic has resulted in any disruption to the services provided by you and the abovementioned entities. For guidance, see Division of
 Ya Li
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         Corporation Finance Disclosure Guidance: Topics No. 9 and 9A, available on our public website.
"Changes in China's economic, political or social conditions or government . . ..", page 20

10. You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC operating subsidiaries through loans or capital contributions. Please quantify the amount of loans or capital contributions you may make to your PRC operating subsidiaries, including the amount of proceeds from this offering that you could contribute to your PRC operating entities based on current statutory limits.
Risks Relating to Doing Business in China, page 20

11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. As applicable, please add additional risk factor disclosure relating to the regulatory environment in China, for example, material risks related to:

                (i) how evolving laws and regulations and inconsistent enforcement thereof could lead to failure to obtain or maintain licenses and permits to do business in China;

                (ii) how intellectual property rights and protections may be insufficient for your material intellectual property in China;

                (iii) how the increased global focus on environmental and
social issues and China   s
              potential adoption of more stringent standards in these areas may adversely impact your operations;

                (iv) how uncertainties in China   s legal system could limit
the enforcement of
              contractual arrangements;

                (v) how Chinese law restricts certain foreign investments in China and these laws continue to evolve; and

                (vi) how Chinese governmental authorities have significant discretion that can be used to influence how the company conducts its business operations.

         Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance. Ya Li
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"If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.- listed Chinese companies . . .", page 25

13. Please enhance this risk factor to provide additional detail about the limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. In this regard, please ensure that you acknowledge Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within China. Refer to CF Disclosure Guidance Topic No. 10.
Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares, page 27

14. Please provide risk factor disclosure that discusses the risks of your dual-class structure for investors in the offering, including:

                (i) that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;

                (ii) that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders;

                (iii) the votes per share which each share of Class A and Class B ordinary shares are entitled; and

                (iv) the impact, if any, of the conversion of Class B ordinary shares on holders of
              Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the
              Class B holders retains their shares.
Use of Proceeds, page 34

15. You disclose throughout your filing that you may decide to pursue acquisitions in the future. Please disclose whether you have any current plans to enter into an acquisition, and whether any portion of the proceeds will be used to fund acquisitions, if applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

16. Please revise this section to discuss the trend information required by Item 5.D of Form
         20-F. Your disclosure should address the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year as well as addressing, for at least the current financial year, and any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues. When revising your disclosure, please ensure that you describe any material trends or uncertainties related to the COVID-19
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         pandemic and discuss whether you expect such impacts on your operations as a result of the trends to continue after the COVID-19 pandemic subsides.
Key Factors Affecting Our Operating Results, page 38

17. Please revise your disclosure and expand your narrative discussion in this section with a view to providing additional information regarding the significant factors materially affecting your income from operations. For instance, to the extent that strategic acquisitions materially affected your income from operations, revise your disclosure to provide a narrative discussion that adequately addresses how this factor affected your income from operations.
Liquidity and Capital Resources
Operating Activities, page 41

18. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. In your analysis, please note that references to results of operations, prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address and quantify the material drivers underlying each factor cited and how they impacted cash if not readily apparent. For example, please discuss the specific items that created favorable and unfavorable movements in working capital and affected other operations in terms of their actual impact on operating cash. Refer to Item 5 of Form 20-F,
Section III.D of
         Release No. 33-6835, Section IV.B.1 of Release No. 33-8350, and
Section 501.04 of the
         staff   s Codification of Financial Reporting Releases for guidance.
Primary Sources and Uses of Liquidity, page 42

19. We note that you "expect to finance [y]our operations and working capital needs . . . from part of [y]our net proceeds of the initial public offering and cash generated through operations." However, you disclose on page 34 that "[t]he net proceeds from this offering must be remitted to China" and you must complete the remittance process before you will be able to use the proceeds from this offering. In addition, your disclosure on page F-19 indicates that as a result of PRC laws and regulations, your PRC operating subsidiaries are restricted in their ability to transfer net assets to you in the form of dividends, loans, or other distributions. Please expand your disclosure under this heading to describe the nature of these restrictions and the remittance process, as well as how cash would be transferred to and from your PRC operating subsidiaries.
Quantitative and Qualitative Disclosures About Market Risk
Critical Accounting Policies, page 45

20. Your discussion lacks disclosure about your critical accounting estimates. Please revise to
 Ya Li
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              2021    China Ltd.
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         provide the missing disclosure. Your revised disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact each critical accounting estimate presented has had or is reasonably likely to have on your financial condition or results of operations, to the extent the information is material and reasonably available pursuant to Item 5.E of Form 20-F as directed to by Form F-1. Refer to Section V of Release No. 33-8350 for further guidance regarding the content of your disclosure.
Industry, page 46

21. We note that the information and data presented in this section was derived from a Frost
         & Sullivan industry report. Please file a consent from Frost & Sullivan pursuant to Rule
         436 and Section 7 of the Securities Act. For additional guidance, refer generally to Question 233.02 of our Securities Act Rules Compliance & Disclosure Interpretations.
         As a related matter, please clarify whether you commissioned Frost & Sullivan to produce the industry report that generated the results you cite in this section and throughout your filing.
22. We note that the Frost & Sullivan industry report that you reference in this section contains various CAGR projections through 2024. Please provide more details about how these projections were determined, including any material assumptions. China's financial and taxation solution services market
Revenue of financial and taxation solution services market (the PRC), classified by providers,
2014-2024E: (RMB in Billions), page 46

23. Please disclose how Frost & Sullivan defines "Other Service Providers." Please also provide an explanation that should accompany the chart on page 46 to explain how to interpret the data depicted with respect to "Other Service Providers." Business, page 53

24. We note that you enter into expert cooperation agreements with your external experts and that your "external experts are one of the key components of [y]our education support services and financial and taxation solution services." Please revise your disclosure in this section to discuss the general terms of the cooperation agreements.
25. We note your established business partnerships with "Partnered Institutions" and that you enter into partnership agreements with such institutions. Please revise to summarize any relationships with these "Partnered Institutions" that are material to your business, and include a summary of the general terms of the agreements. See Item 4.B. of Form 20-F.
Overview, page 53

26. Please disclose the measure (ex: revenues, number of students, etc.) by which you believe you are a "leading financial and taxation service provider in China." Ya Li
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Financial and Taxation Services, page 54

27. Please enhance your disclosure in this section to describe how you generate fees from your financial and taxation solution services. In this regard, we note your disclosure on page 14 that you charge fees to your customers for your financial and taxation solution services and that such fees "are primarily based on, amongst others, the nature and estimated scope of services."
Our Competitive Strength
We have a recognized "Lichen" brand in the financial and taxation solution services industry in the PRC, page 63

28. To provide context for investors, please elaborate on how "favorable government policies"
         have brought you increasing opportunities in the financial and taxation solution services industry.
Intellectual Property
Copyrights, page 65

29. We note your disclosure that you have eight registered copyrights for financial and taxation training software and financial and taxation analysis software in the PRC. Please disclose the duration of these registered copyrights and the impact of the expiration, if any, of these copyrights on your business.
Regulations, page 69

30. Please revise to ensure your disclosure in this section covers all relevant PRC regulations applicable to your operations. Your disclosure should include regulations that are particular to the industry in which you are and will be operating in, including applicable regulations governing your education support services and sale of software to educational institutions, as well as any necessary government approvals, licenses or permits that are required for you to conduct the educational aspect of your operations in the PRC. Your disclosure should also include PRC regulations that restrict or prohibit foreign ownership in China and PRC laws and regulations pertaining to the internet industry. In this regard, we note that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. In addition, please revise to disclose which parts of the company's business fall within these restrictions and prohibitions, if any, and disclose the extent to which your business operations currently comply with these restrictions and prohibitions.
Related Party Transactions, page 80

31. We note your disclosure on page 80 regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years
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       through the date of the information currently provided.
Enforceability of Civil Liabilities, page 100

32. Please amend your disclosure in this section to describe the difficulties in bringing legal claims against your British Virgin Islands-based and Hong Kong-based subsidiaries.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Statutory surplus reserves, page F-13

33.    Your disclosure indicates that the Company   s PRC subsidiaries are
required to allocate at
       least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations, however, none of the statutory surplus reserves were recognized for the years ended December 31, 2020 and 2019. Please revise your disclosure to explain why none of the statutory surplus reserves were recognized for the years ended December 31, 2020 and 2019.
Note 5. Intangible assets, page F-15

34. Please tell us the levels you use to assess impairment of intangible assets and long-lived assets. In doing so, also explain how you determined the long-lived asset groupings.
       Refer to ASC 360-10-35-23 through 35-25 and ASC 350-20-35-33 through
35-46.
General

35. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at
202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                              Sincerely,
FirstName LastNameYa Li
                                                              Division of
Corporation Finance
Comapany NameLichen China Ltd.
                                                              Office of Trade &
Services
September 14, 2021 Page 9
cc:       William S. Rosenstadt
FirstName LastName